                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. 1)

                                TODAY'S MAN, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                      Common Stock, no par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    888910205
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 David Blumberg
                              575 Lexington Avenue
                            New York, New York 10022
                                 (212) 572-0770
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               September 24, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                        (Continued on the following page)



                               Page 1 of 14 Pages

                                  SCHEDULE 13D


-----------------------------------------------                       ----------------------------------------------

             CUSIP NO. 888910205                                                      PAGE 2 OF 14
-----------------------------------------------                       ----------------------------------------------


--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         TOTH, LLC
         TAX I.D. NO. 06-1475340
--------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [ ]

                                                                                                             (b)  X
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                          [ ]

--------------------------------------------------------------------------------------------------------------------
6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF                7       SOLE VOTING POWER
SHARES
BENEFICIALLY                     20,006 SHARES
OWNED BY EACH
REPORTING                -------------------------------------------------------------------------------------------
PERSON WITH              8       SHARED VOTING POWER

                                 0
                         -------------------------------------------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER

                                 20,006 SHARES
                         -------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,006 SHARES
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                          [ ]

--------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .0007%
--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D


-----------------------------------------------                       ----------------------------------------------

             CUSIP NO. 888910205                                                      PAGE 3 OF 14
-----------------------------------------------                       ----------------------------------------------


--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         TOTH II, LLC
         TAX I.D. NO. 06-1476831
--------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [ ]

                                                                                                              (b) X
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                          [ ]

--------------------------------------------------------------------------------------------------------------------
6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------------------------------------------
NUMBERS OF               7      SOLE VOTING POWER
SHARES
BENEFICIALLY                    20,000 SHARES
OWNED BY EACH            -------------------------------------------------------------------------------------------
REPORTING                8      SHARED VOTING POWER
PERSON WITH
                                0
                         -------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                20,000 SHARES
                         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,000 SHARES
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                          [ ]

--------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .0007%
--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D


-----------------------------------------------                       ----------------------------------------------

             CUSIP NO. 888910205                                                      PAGE 4 OF 14
-----------------------------------------------                       ----------------------------------------------


--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         OSIRIS GROUP, L.P.
         TAX I.D. NO. 13-3855505
--------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [ ]

                                                                                                              (b) X
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                         [ ]

--------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF                7      SOLE VOTING POWER
SHARES
BENEFICALLY                     98,145 SHARES
OWNED BY EACH            -------------------------------------------------------------------------------------------
REPORTING                8      SHARED VOTING POWER
PERSON WITH
                                0
                         -------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                98,145 SHARES
                         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         98,145 SHARES
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                          [ ]

--------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .0036%
--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D


-----------------------------------------------                       ----------------------------------------------

             CUSIP NO. 888910205                                                      PAGE 5 OF 14
-----------------------------------------------                       ----------------------------------------------


--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         NO STEVE, LLC
         TAX I.D. NO. 13-4009858
--------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [ ]

                                                                                                              (b) X
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                          [ ]

--------------------------------------------------------------------------------------------------------------------
6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------------------------------------------
NUMBERS OF               7      SOLE VOTING POWER
SHARES
BENEFICIALLY                    98,145 SHARES
OWNED BY EACH            -------------------------------------------------------------------------------------------
REPORTING                8      SHARED VOTING POWER
PERSON WITH
                                0
                         -------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                98,145 SHARES
                         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         98,145 SHARES
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                          [ ]
--------------------------------------------------------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .0036%
--------------------------------------------------------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D


-----------------------------------------------                       ----------------------------------------------

             CUSIP NO. 888910205                                                      PAGE 6 OF 14
-----------------------------------------------                       ----------------------------------------------


--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         DAVID BLUMBERG
--------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [ ]

                                                                                                             (b)  X
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                          [ ]

--------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------------------------------------------
NUMBERS OF               7      SOLE VOTING POWER
SHARES
BENEFICIALLY                    98,145 SHARES
OWNED BY EACH                   ------------------------------------------------------------------------------------
REPORTING                8      SHARED VOTING POWER
PERSON WITH

                                0
                         -------------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                98,145 SHARES
                         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         98,145 SHARES
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                          [ ]
--------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .0036%
--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------------------------------------------


                                                                   Page 7 of 10
ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to shares of common stock, no par value per share (the "Common Stock"), of Today's Man, Inc., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 835 Lancaster Drive, Moorestown West Corporate Center, Moorestown, NJ 08057.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This statement is being filed jointly by Toth, LLC, a Delaware limited liability company ("Toth"), Toth II, LLC, a Delaware limited liability company ("Toth II"), Osiris Group, L.P., a Delaware limited partnership ("Osiris"), No Steve, LLC, a Delaware limited liability company ("No Steve") and David Blumberg ("Blumberg" and together with Toth, Toth II, Osiris and No Steve, the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement.

                  On May 27, 1998, Osiris Management, LLC transferred its general partnership interest in Osiris to No Steve. Steven Jackson has no interest in No Steve. As a result of this transaction, Osiris Management, LLC and Steven Jackson have no interest in the shares of Common Stock beneficially owned by Toth, Toth II and Osiris.

                  (b) The business addresses of each of the Reporting Persons is 575 Lexington Avenue, New York, New York, 10022.

                  (c) The principal business of the Reporting Persons is investment management.

                  (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) To the best knowledge of the Reporting Persons, each such Reporting Person that is a natural person is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not applicable.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons intend to review their investment in the Company from time to time and, depending on their evaluation of various factors, may sell or otherwise dispose of, some or all of the shares of the Common Stock in open market transactions or otherwise. Depending upon various factors, including the evaluation of the investment potential of the Common Stock, the Company's business prospects and financial position, other developments concerning the Company, the price level and availability of the Common Stock, available opportunities to dispose of the Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Persons and other factors deemed relevant, the Reporting Persons may in the future take such other actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the share now owned or hereafter acquired.

                  Except as set forth above, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Toth is the owner of 20,006 shares of the Common Stock and Toth II is the owner of 20,000 shares of the Common Stock, which constitute approximately .0007% and .0007% of the total number of outstanding shares of the Common Stock, respectively. Osiris is the beneficial owner of 98,145 shares of the Common Stock, which constitutes .0036% of the total number of outstanding shares of the Common Stock.

                  (b) Osiris is the managing member of Toth and Toth II, and acting through Toth and Toth II, indirectly has sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of the Common Stock beneficially owned by Toth and Toth II. No Steve is the general partner of Osiris and has sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of the Common Stock beneficially owned by Osiris. David Blumberg is the managing member of No Steve.

                  (c) On or about September 24, 1998, Toth distributed 448,346 shares of Common Stock to FSP, Inc., an aggregate of 420,952 shares of Common Stock to S.A.C. Capital Management, L.P. and S.A.C. Investments, L.P. and 28,005 shares of Common Stock to Osiris. On or about the same date, Toth II distributed 483,196 shares of Common Stock to FSP, Inc., an aggregate of 453,672 to S.A.C. Capital Management, L.P. and S.A.C. Investments, L.P. and 30,134 shares of Common Stock to Osiris. As a result of these transactions, Toth and Toth II each own approximately .0007% of the outstanding shares of Common Stock.

                  On May 27, 1998, Osiris Management, LLC transferred its general partnership interest in Osiris to No Steve. Steven Jackson has no interest in No Steve. As a result of this transaction, Osiris Management, LLC and Steven Jackson have no interest in the shares of Common Stock beneficially owned by Toth, Toth II and Osiris.

                  (d) Pursuant to certain Participation Agreements, FSP, Inc. has the contractual right to receive dividends from, or the proceeds from the sale of, 50% of the shares of Common Stock owned by Toth and Toth II. Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

                  (e) As a result of the distributions described in Item 5(c) above, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on September 24, 1998.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As described in Item 5(d) above, pursuant to the Participation Agreements, Toth and Toth II are obligated to transfer 50% of certain payment received to FSP, Inc., including payment received in the form of the Common Stock.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1.      Joint Filing Agreement, dated as of
                                  October 2, 1998.

                                                                   Page 10 of 14
                                             SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 2, 1998                      TOTH, LLC

                                             By: Osiris Group, L.P.
                                                 its Managing Member
                                             By: No Steve, LLC
                                                 its General Partner
                                             By: David Blumberg
                                                 Managing Member
                                                 of No Steve, LLC

                                             /s/ David Blumberg
                                             ----------------------------------
                                             Name:    David Blumberg


Dated:  October 2, 1998                      TOTH II, LLC

                                             By: Osiris Group, L.P.
                                                 its Managing Member
                                             By: No Steve, LLC
                                                 its General Partner
                                             By: David Blumberg
                                                 Managing Member
                                                 of No Steve, LLC

                                             /s/ David Blumberg
                                             ----------------------------------
                                             Name:    David Blumberg


Dated:  October 2, 1998                      OSIRIS GROUP, L.P.

                                             By: No Steve, LLC
                                                 its General Partner
                                             By: David Blumberg
                                                 Managing Member
                                                 of No Steve, LLC

                                             /s/ David Blumberg
                                             ----------------------------------
                                             Name:    David Blumberg

Dated:  October 2, 1998                      NO STEVE, LLC

                                             By: David Blumberg
                                                 its Managing Member

                                             /s/ David Blumberg
                                             ----------------------------------
                                             Name:    David Blumberg


Dated:  October 2, 1998                      DAVID BLUMBERG

                                             /s/ David Blumberg
                                             ----------------------------------
                                             Name:    David Blumberg

                                  EXHIBIT INDEX



         Exhibit 1.        Joint Filing Agreement, dated as of October 2, 1998.